Appendix D:
Directors & Officers Work History

Please Find below the work history, or Bios, for the Directors & Officers associated with Wholly Broken Series LLC:

1. Thomas Humbert, Owner

Career History can be located via the following links

Thomas Humbert:

Owner, Wholly Broken Series LLC | Jul. 2021 - Present

CEO, Dairy Free TV, LLC | Mar. 2016 - Present

Tom Humbert, the multi-talented director, writer, actor, singer, pianist, guitarist, bassist and organist, with his vast performance experience in television, radio, stage and screen, is the creator of a new faith-based musical pilot movie on Amazon Prime called "Wholly Broken". This accomplished recording artist with five CD's to his credit and composer of hundreds of songs of praise, has had starring lead roles in more than 50 musical theater productions and tours across the United States and continues to be an active member of SAG - AFTRA and Actors Equity Association. Over the years, his live concerts have garnered rave reviews; Leah Frank, NY Times "Mr. Humbert is outstanding as Sam in Trouble in Tahiti in one of NY's best theatrical events!" Aileen Jacobson, Newsday "Tom's voice is wonderfully expressive!" and his many loyal followers agree wholeheartedly. He has even performed at the White House for Presidents Bill Clinton and George H.W. Bush.

"Wholly Broken, The Series" has been a lifelong vocation for Tom and with more than 20 years of experience as a Director of Music for many churches, it's no wonder this faith-based musical show has come to life.

Supporting Links:

- https://www.linkedin.com/in/tom-humbert-076088135